Exhibit 99.1

SHAREHOLDER CIRCULAR AND NOTICE OF GENERAL MEETING

ROTTERDAM AHOY, AHOYWEG 10,
3084 BA ROTTERDAM, THE NETHERLANDS
DECEMBER 10, 2021 AT 10:00 (DUTCH TIME), 09:00 (UK TIME)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the "Company"), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Royal Dutch Shell plc

This Circular contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of the Company. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of the Company to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "milestones", "objectives", "outlook", "plan", "probably", "project", "risks", "schedule", "seek", "should", "target", "will" and similar terms and phrases.

There are a number of factors that could affect the future operations of the Company and could cause those results to differ materially from those expressed in the forward-looking statements included in this Circular, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Company's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions.

No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc's Form 20-F for the year ended 31 December 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Circular and should be considered by the reader.

Each forward-looking statement speaks only as of the date of this Circular. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Circular.

Unless otherwise indicated, all references in this document to (i) "Pounds Sterling" or "£" are to the lawful currency of the United Kingdom, (ii) "Euros", are to the lawful currency of the EU and (iii) "US Dollars" or "$" are to the lawful currency of the United States of America.

Shareholders may not use any electronic address provided in this document to communicate with the Company for any purposes other than those expressly stated.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this Circular, the term "Company" is used to refer to Royal Dutch Shell plc; however, "Shell", "we", "us" and "our" are sometimes used for convenience where references are made to Royal Dutch Shell plc and/or its subsidiaries in general. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Shareholder Helpline: 0800 085 4975 (UK) or +44 (0)800 085 4975 (for those outside of the UK)

Royal Dutch Shell plc – Shareholder services
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom

Legal advisers to Royal Dutch Shell plc
The Company has been advised in connection with certain aspects of the Simplification by Slaughter and May, De Brauw Blackstone Westbroek NV, Lubbers Boer Douma and Cravath, Swaine & Moore LLP.

Royal Dutch Shell plc
Registered in England and Wales, Company number 4366849
Registered office: Shell Centre, London, SE1 7NA, United Kingdom
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands
Registered with the Dutch Trade Register under number 34179503

CONTENTS

3
PART I
LETTER FROM THE CHAIR

5
PART II
ACTION TO BE TAKEN

6
PART III
EXPECTED TIMETABLE OF PRINCIPAL EVENTS

7
PART IV
LETTER FROM THE BOARD

10
PART V
STRUCTURAL BENEFITS AND COSTS OF THE SIMPLIFICATION

13
PART VI
SHAREHOLDER TAXATION

19
PART VII
ADDITIONAL INFORMATION

20
PART VIII
DEFINITIONS

22
PART IX
NOTICE OF GENERAL MEETING

2 Shell Shareholder Circular and Notice of General Meeting

PART I

LETTER FROM THE CHAIR



Dear Shareholder,

PROPOSAL TO SIMPLIFY ROYAL DUTCH SHELL PLC

Your Board has announced a proposal to amend Shell's Articles of Association (the "Articles"). This will enable a simplification of its share structure and an increase in the speed and flexibility of capital and portfolio actions. The Board believes that the Simplification will strengthen Shell's competitiveness and accelerate both shareholder distributions and delivery of its strategy to become a net-zero emissions energy company.

The Simplification entails:

- **establishing a single line of shares** to eliminate the complexity of Shell's A/B Share Structure; and
- **aligning** Shell's tax residence with its country of incorporation in the UK by **relocating** Board and Executive Committee ("EC") meetings, and the CEO and CFO, to the UK; and consequently changing the Company's name from Royal Dutch Shell plc to Shell plc.

The underlying economic interests of existing Shareholders and holders of ADSs will remain unchanged.

In the letter on pages 7 to 9 of this Circular, the Board provides the background to and reasons for the Simplification, which will provide the Company with a conventional single share structure to enable Shell to compete more effectively. The Board strongly recommends that you vote in favour of the resolution set out at the end of this Circular (the "Resolution").

WHAT HAPPENS NEXT?

A General Meeting has been scheduled for December 10, 2021 at which the Resolution to amend the Articles, as set out in full at the end of this Circular, will be tabled. The actions for Shareholders are described on page 5 of this Circular.

QUESTIONS AND ANSWER SESSION

We have provided answers to some of the questions we expect you might have at www.shell.com/simplification where you will also find a video message from me. In addition, we will be hosting an online question and answers session on November 30, 2021, details of which can be found at www.shell.com/simplification. Further, questions can also be asked via the shareholder helpline (details of which can be found on page 2 of this Circular) and at the General Meeting, scheduled to be held on December 10, 2021.

VOTING

Your support is important to us. Regardless of whether you simply choose to watch the webcast of the General Meeting or virtually or physically attend the General Meeting, we strongly encourage you to vote your Shares ahead of the General Meeting through the medium attributable to the way that you hold your Shares.

RECOMMENDATION

The Board believes that the Simplification is in the best interests of the Company and Shareholders as a whole. Accordingly, **the Board strongly recommends that Shareholders vote in favour of the Resolution to amend the Articles.**

Yours faithfully

SIR ANDREW MACKENZIE
Chair, Royal Dutch Shell plc
November 15, 2021

General meeting – online options

Our General Meeting will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on Friday December 10, 2021. Shareholders who simply want to watch the General Meeting should log on to the webcast at www.shell.com/gm/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the General Meeting should access the virtual meeting at https://web.lumiagm.com. Details on each option can be found on page 24 of this Circular.

Shell Shareholder Circular and Notice of General Meeting 3

SIMPLIFICATION OF THE COMPANY

- - ->	Dividend flows
STT	The Shell Transport and Trading Company Limited
BG	BG Group Limited
SPNV	Shell Petroleum N.V.



FROM: ROYAL DUTCH SHELL PLC
TO: SHELL PLC
RDSB
Ordinary and ADSs
RDSA
Ordinary and ADSs
Dividends via the Dividend Access Mechanism
Dividends
Royal Dutch Shell plc
UK incorporated
Dutch tax residence
SPNV
STT | BG
Other subsidiaries
Shell
Ordinary and ADSs
Dividends
Shell plc
UK incorporated
UK tax residence
SPNV
STT | BG
Other subsidiaries

KEY FEATURES

Feature	From: Royal Dutch Shell plc	To: Shell plc
Lines of shares & voting rights	Two lines of shares with equal voting rights (As and Bs)	One line of shares with equal voting rights
Location of Board and EC meetings	NL	UK
Location of CEO & CFO	NL	UK
Tax residence of the PLC	NL	UK
Country of incorporation	UK	No change
Listings	Amsterdam, London, New York	No change
Indexation	FTSE UK and AEX indexation	No change to FTSE UK index inclusion No change expected to AEX index inclusion
	Complex structure compared to competitors	**Simplified share structure, increase in speed and flexibility of capital and portfolio actions**

4 Shell Shareholder Circular and Notice of General Meeting

PART II

ACTION TO BE TAKEN

Shares registered in your own name or held through the Royal Dutch Shell Corporate Nominee

You will have received with this Circular a personalised form of proxy ("Proxy Form") or a personalised voting instruction form ("CSN Voting Instruction Form"). The Board is keen to ensure that the views of all investors are represented and, whether or not you intend to attend the General Meeting, you are therefore strongly urged to return your Proxy Form or CSN Voting Instruction Form, or to submit your proxy or instruction electronically, as soon as possible and in any event to reach Equiniti by 10:00 (Dutch time), 09:00 (UK time), on December 8, 2021.

If you have any questions relating to the completion and return of the Proxy Form or CSN Voting Instruction Form, please call the shareholder helpline on 0800 085 4975 (from inside the UK) or +44 (0) 800 085 4975 (from outside the UK). The shareholder helpline is open between 08:30 and 17:30 (UK time), Monday to Friday (excluding public holidays in England and Wales).

Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. The operators cannot provide any financial, legal or tax advice.

Shares held through Euroclear Nederland (via banks or brokers)

The Board is keen to ensure that the views of all investors are represented. You are therefore strongly urged to contact your bank or broker as soon as possible to arrange to: (i) attend the General Meeting; (ii) appoint a proxy to attend, speak and vote on your behalf; and/or (iii) give voting instructions without attending the General Meeting. Alternatively, you can make your choice electronically by accessing the website www.abnamro.com/evoting and following the online instructions.

Any instruction, whether by hard copy or by electronic means, must be received by 10:00 (Dutch time) on December 8, 2021.

Shares held through third party agents or nominees (other than the Royal Dutch Shell Corporate Nominee)

The Board is keen to ensure that the views of all investors are represented. If your Shares are held by a third party agent or nominee, you are therefore strongly urged to speak directly to them about how to exercise the votes attached to those Shares and / or how to attend the General Meeting.

ADS holders

The Board is keen to ensure that the views of holders of American Depositary Shares ("ADSs") are represented. If you are a registered holder, you are therefore strongly urged to complete your personalised voting instruction form which will be circulated by the ADS Depositary ("ADS Voting Instruction Form") and return it by 12:00 (New York time) on December 7, 2021.

If you have any questions relating to the completion and return of the ADS Voting Instruction Form, please contact the ADS Depositary, JPMorgan Chase Bank, N.A., on +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA) between 07:00 and 19:00 (New York time), Monday to Friday (excluding public holidays in New York).

If you hold your ADSs beneficially through a bank or broker, you are strongly urged to contact your bank or broker as soon as possible about how to exercise the votes attached to the Shares represented by your ADSs.

Shell Shareholder Circular and Notice of General Meeting 5

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PRINCIPAL EVENTS	EXPECTED TIME AND/OR DATE [A]
LATEST TIME FOR RECEIPT BY THE ADS DEPOSITARY OF THE ADS VOTING INSTRUCTION FORMS FOR THE GENERAL MEETING	12:00 (New York time) on December 7, 2021 [B]
LATEST TIME FOR RECEIPT OF PROXY FORMS AND CSN VOTING INSTRUCTION FORMS FOR THE GENERAL MEETING	10:00 (Dutch time), 09:00 (UK time), on December 8, 2021
VOTING RECORD TIME FOR THE GENERAL MEETING	19:30 (Dutch time), 18:30 (UK time), on December 8, 2021 [C]
GENERAL MEETING	10:00 (Dutch time), 09:00 (UK time), on December 10, 2021
ANTICIPATED DATE OF THE SIMPLIFICATION	Early 2022 [D]

[A] The dates and times given are based on current expectations and may be subject to change. If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.

[B] Only those ADS holders who hold ADSs at 17:00 (New York time) on November 26, 2021 will be entitled to instruct the ADS Depositary to exercise the voting rights in respect of the Shares represented by their ADSs at the General Meeting.

[C] Only those Shareholders on the register of members of the Company as at 19:30 (Dutch time), 18:30 (UK time), on December 8, 2021 (or in the case of a postponement or adjournment of the General Meeting, as at 19:30 (Dutch time), 18:30 (UK time), on the day which is two days (excluding non-working days) prior to the time set for the postponed or adjourned General Meeting) will be entitled to attend and/or vote at the General Meeting.

[D] The Simplification and the date on which it becomes effective are subject to a final decision of the Board and the completion of consultation with the Relevant Shell Staff Councils. There is no set timetable for this. Following approval of the Resolution by Shareholders and completion of the consultation with the Relevant Shell Staff Councils, a final Board decision will be taken as to whether and when to proceed with the Simplification. The Board intends to proceed with the Simplification as soon as reasonably practicable provided that it remains, in the Board's view, in the best interests of the Company and Shareholders as a whole. In making its final decision, the Board will take into account all relevant factors.

6 Shell Shareholder Circular and Notice of General Meeting

PART IV

LETTER FROM THE BOARD

Dear Shareholder,

PROPOSAL TO SIMPLIFY ROYAL DUTCH SHELL PLC

Your Board has announced a proposal to amend Shell's Articles. This will enable a simplification of its share structure and an increase in the speed and flexibility of capital and portfolio actions. The Board believes that the Simplification will strengthen Shell's competitiveness and accelerate both shareholder distributions and delivery of its strategy to become a net-zero emissions energy company.

In this letter we will give you the background to and reasons for the Simplification. We will explain why we consider the Simplification to be in the best interests of the Company and Shareholders as a whole, and why **the Board strongly recommends that you vote in favour of the Resolution**.

1. What are Shareholders being asked to approve?

We are seeking approval from Shareholders to amend Shell's Articles. These amendments relate to the deletion or amendment of certain bespoke provisions concerning the location of the Group's headquarters, general meetings and Board meetings, as well as the introduction of a new provision to grant the Board the power to change the Company's name. A summary of the changes is set out in paragraph 1 of Part VII of this Circular.

2. What is the Simplification?

The Simplification entails:

- **establishing a single line of shares** to eliminate the complexity of Shell's A/B Share Structure; and
- **aligning** Shell's tax residence with its country of incorporation in the UK by **relocating** Board and EC meetings, and the CEO and CFO, to the UK; and consequently changing the Company's name from Royal Dutch Shell plc to Shell plc.

The Board believes that now is the right time to simplify Shell further. In February this year, we published our Powering Progress strategy to accelerate the transition of Shell to a net-zero emissions energy company purposefully and profitably. In August, we launched our simpler, resized and reshaped organisation to enable delivery of the new strategy. Simplifying our share structure is the next logical step and is a critical enabler for delivering our strategy, making us more competitive and giving us more freedom to seize opportunities.

The Simplification cannot, however, be implemented under the Company's current Articles as these require that certain meetings, and the Company's headquarters, be in the Netherlands. The Board therefore proposes that the Company's Articles be amended to facilitate the Simplification.

3. Background to the current structure

Shell is incorporated in the UK but has had Dutch tax residence since the 2005 unification of N.V. Koninklijke Nederlandsche Petroleum Maatschappij and The "Shell" Transport and Trading Company, p.l.c. under a single parent company, Royal Dutch Shell plc (the "Unification"). The purpose of the Unification was to simplify the previous dual-parent structure and improve governance with a non-executive Chair, CEO and a single board of non-executive and executive directors. See Part V of this Circular for further information on the background to the current structure.

While the Unification created a single parent company for Shell and maintained the historic balance between its presence in the UK and the Netherlands, the Company's unusual structure is complex for Shareholders and imposes several constraints on the Company. Your Board has always been clear that it would seek to find a way to remove these constraints, and to complete the process of simplification started by the Unification in 2005.

4. Benefits of the Simplification

Our competitors have a more flexible share structure than we do. A conventional single share structure will enable Shell to compete more effectively. In particular it will:

- Allow for an **acceleration in distributions** by way of share buybacks, as there will be a larger single pool of ordinary shares that can be bought back. In July this year we started a programme of share buybacks with a view to distributing, together with dividends, 20% to 30% of cash flow from operations to Shareholders, and in September we announced that we will return $7 billion to Shareholders from the sale of the Company's Permian assets in the United States.

  Shell considers factors such as market price and Dutch dividend withholding tax ("DWT") to ensure it purchases those A Shares and B Shares that have the lowest cost to the Company. Buybacks of A Shares are currently subject to DWT, payable by the Company. This reduces the number of Shares Shell can buy back economically within a given period, and therefore the pace at which cash can efficiently be returned to Shareholders through buybacks.
- Strengthen Shell's ability to **rise to the challenges posed by the energy transition**, by managing its portfolio with greater **agility**. For example, under the Company's current structure, although not under active consideration, a demerger would need to align with both UK corporate law and Dutch tax law, adding material complexity and potential uncertainty to such transactions. Furthermore, should the Company want to issue new B Shares, the Dividend Access Mechanism must be expanded, requiring prior confirmation from the Dutch Revenue Service (the "DRS").

Shell Shareholder Circular and Notice of General Meeting 7

PART IV
LETTER FROM THE BOARD continued

- **Allow the sale of assets** from any part of the portfolio without potentially constraining funds available to pay B Share dividends via the Dividend Access Mechanism free of DWT.
- **Improve Shell's investment proposition** by having a single line of shares, which is simpler for investors to understand and value. Following the Simplification, there will be no distinction between the former A Shares and B Shares which will thereafter be known as Ordinary Shares. With the Company's tax residence in the UK, dividends on the Ordinary Shares will not attract DWT.
- **Reduce risk for Shareholders** by simplifying and normalising our share structure in line with our competitors and most other global companies. Our current share structure is unusual, complex and subject to constraints and may not be sustainable in the long term.

See section 1 of Part V of this Circular for further details of the constraints of the current structure which will be addressed by the Simplification.

The Simplification will also retain the following:

- **Economic interests of Shareholders**. The Simplification will not impact the underlying economic interests of any Shareholder and all investors will hold the same legal, ownership, voting and capital distribution rights in Shell as they do today.
- **Listing and index inclusion**. The Shares will continue to be listed in London and Amsterdam, and in New York (through the ADS programme), with continued FTSE UK index inclusion. We fully expect there to be no change to the inclusion of the Shares in the AEX index.
- **Employee share plans**. The Simplification will not cause outstanding awards under the Shell Share Plans to vest or lapse.
- **Corporate governance**. The Simplification will have no effect on Shell's corporate governance structure other than the location of its Board and EC meetings, and Shell will remain subject to the UK Corporate Governance Code 2018. There will be no material change to the remuneration arrangements for the Executive Directors moving to the UK. They will receive relocation benefits and time-limited housing support. We will next submit our Executive Directors' Remuneration Policy to a vote as part of the normal cycle in May 2023.
- **Dividend currency**. The process to elect for dividend currency will remain the same. See section 2 of Part VII of this Circular for details of dividend arrangements following the Simplification.

5. Delivery of the Powering Progress Strategy

Shell's Powering Progress strategy to accelerate the transition of its business to net-zero emissions, creating value for Shareholders, customers and wider society through a disciplined cash allocation framework and rigorous approach to driving down carbon emissions, remains unchanged.

The Company's recently announced target to reduce Scope-1 and Scope-2 absolute emissions by 50% on a net basis by 2030 compared to 2016 levels, coupled with its strong financial performance, show not only a firm conviction in the strategy but also its ability to deliver value. Continued strong cash generation has materially improved the balance sheet. The dividend, which Shell is targeting to grow at 4% per annum subject to Board approval, and the recently introduced share buyback programme, are based on the policy of total shareholder distributions in the range of 20% to 30% of cash flow from operations. The Company's capital allocation framework and cash priorities remain unchanged. The Simplification will provide the Company with greater flexibility to deliver on these priorities and accelerate the delivery of our Powering Progress strategy.

6. Shell's continued presence in the Netherlands

Shell is proud of its Anglo-Dutch heritage and will continue to be a significant employer with a major presence in the Netherlands. The Group's Projects and Technology division, its global Upstream and Integrated Gas businesses and its renewable energies hub remain located in The Hague. Shell's growing presence in offshore wind, the recent decision to build a world-scale low-carbon biofuels plant at the Energy and Chemicals Park Rotterdam, Shell's plan to build Europe's biggest electrolyser in Rotterdam, and its intention to participate in the Porthos carbon-capture and storage project all underline the importance of the Netherlands to Shell's energy transition activities. Meanwhile, Shell remains committed to existing projects and activities, including supporting Nederlandse Aardolie Maatschappij BV as it safely closes the Groningen field. We anticipate limited staffing impact and no forced redundancies as a result of the Simplification.

7. May 2021 District Court ruling

The Simplification will have **no impact on legal proceedings relating to the climate ruling issued by the District Court in The Hague in May 2021 or any other legal proceedings currently in progress**.

8. Change of the Company's name

Notwithstanding Shell's continued and significant presence in the Netherlands, it is anticipated that the Company will no longer meet the conditions for using the honorary Royal designation. Carrying the designation has been a source of immense pride and honour for more than 130 years but, after very careful consideration and subject to Shareholder approval of the Resolution, the Board intends to change the Company's name from Royal Dutch Shell plc to Shell plc.

9. Potential costs related to the Simplification

The Simplification may result in Shell incurring certain tax costs. These include a corporate income tax exit tax charge which is not expected to be material. In addition, a proposed bill has been submitted to the Dutch Parliament introducing a DWT exit tax. The Board, having considered a range of factors including legal advice, expects that the Company will ultimately not incur any DWT exit tax cost and believes that the benefits of the Simplification outweigh the potential costs, including any DWT exit tax charge, when assessed on a risked basis.

Further details in relation to these potential costs, including an explanation of the Board's assessment of the likelihood of a DWT exit tax charge becoming payable, are set out in Part V of this Circular.

10. What happens next?

General Meeting and Shareholder vote

Set out at the end of this Circular is a notice convening the General Meeting, which is to be held at Rotterdam Ahoy, Ahoyweg 10, 3084 BA Rotterdam, the Netherlands at 10:00 (Dutch time), 09:00 (UK time), on December 10, 2021, at which the Resolution to amend the Articles will be proposed. The Resolution is set out in full in the Notice of General Meeting. Voting on the Resolution will be taken on a poll to reflect the number of Shares held by a Shareholder. The Resolution is a Special Resolution which requires the approval of at least 75 per cent. of the votes cast (in person or by proxy) at the meeting to be passed.

Shareholders may attend and participate in the General Meeting both physically or virtually, or simply watch the webcast, which will be broadcast live on the day of the General Meeting. More information on this is included within the notes section of the Notice of General Meeting.

8 Shell Shareholder Circular and Notice of General Meeting

Employee consultation

The timing of the implementation of the Simplification is subject to the completion of consultation with the Relevant Shell Staff Councils.

Action to be taken

Your support is important to us. Regardless of whether you simply choose to watch the webcast or virtually or physically attend the General Meeting, we strongly encourage you to vote your Shares ahead of the meeting.

If you have any queries relating to this Circular or attending and voting at the General Meeting, please telephone our Registrar, Equiniti, on the shareholder helpline (details of which can be found on page 2 of this Circular).

Board approval

Following approval of the Resolution by Shareholders and completion of the consultation with the Relevant Shell Staff Councils, a final Board decision will be taken as to whether and when to proceed with the Simplification. **The Board intends to proceed with the Simplification as soon as reasonably practicable provided that it remains, in the Board's view, in the best interests of the Company and Shareholders as a whole**. In making its final decision, the Board will take into account all relevant factors.

Final Board approval will enable the simplification of Shell's A/B Share Structure to create a single line of shares, the alignment of Shell's tax residence with its country of incorporation in the UK by relocating the CEO and CFO to the UK, where EC and Board meetings will also be held, and the consequent change in the Company's name to Shell plc.

Recommendation

The Board believes that the Simplification is in the best interests of the Company and Shareholders as a whole. It will provide us with greater flexibility to implement our Powering Progress strategy at pace, supporting the acceleration of Shell's transition to a net-zero emissions company and creating value for Shareholders, customers and wider society. Accordingly, **the Board strongly recommends that the Shareholders vote in favour of the Resolution to amend the Articles**.

Yours faithfully

SIR ANDREW MACKENZIE
Chair, Royal Dutch Shell plc
November 15, 2021

Shell Shareholder Circular and Notice of General Meeting 9

PART V

STRUCTURAL BENEFITS AND COSTS OF THE SIMPLIFICATION

In 2005, Shell completed its Unification which sought to simplify the previous dual-parent structure and improve governance with a non-executive Chair, CEO and a single board of non-executive and executive directors. The Unification resulted in the Company being a UK plc with tax residence in the Netherlands.

However, Dutch tax residence could have resulted in former shareholders of The Shell Transport and Trading Company Limited (formerly The "Shell" Transport and Trading Company, p.l.c.) ("STT") becoming subject to DWT – at a 25% rate at that time – on their dividends. Furthermore, former STT shareholders resident in the UK would have lost the benefit of the UK tax credit system.

The current A/B Share Structure was therefore introduced to mitigate the potential impact as described above on former STT shareholders. Under the current structure, dividends on A Shares are subject to DWT while dividends on B Shares are not, if paid from a UK source. To allow B Share dividends to be UK-sourced, a Dividend Access Mechanism was created under which a Dividend Access Share was issued by STT (and another one by BG Group plc in 2015) to the trustee of a Dividend Access Trust to arrange for payment of dividends to the B Shareholders.

It was not envisaged at the time of Unification that the current structure would provide a permanent solution. Dutch ministerial statements in 2005 and 2006 had suggested that DWT had no future and should be abolished over time. In 2018 the European Commission commenced an informal review of the compatibility of our Dividend Access Mechanism with EU state aid rules.

The Company's structure served an important purpose in implementing Unification in 2005, and since then the Company has found workable solutions within the constraints of the current structure to be able to implement major acquisitions, disposals and returns of capital to Shareholders. However, as mentioned in the letter from the Board in Part IV of this Circular, the Company's current structure comes with certain constraints, hindering the Company's ability to execute certain corporate actions effectively and efficiently.

The key benefit of the Simplification is to remove these constraints, thereby increasing the Company's competitiveness, enhancing value for Shareholders and enabling the Company to implement the Powering Progress strategy at pace, by executing corporate actions in the most efficient manner. Further details of how the Simplification would achieve this are set out in paragraph 1 below. Please note that the corporate actions and transactions referred to are for illustrative purposes only, and their inclusion should not be taken as meaning that any one or more of such actions or transactions are under active consideration.

Certain costs may be incurred by the Company as a result of the Simplification. Those which may be significant are described in paragraph 2 below.

1. STRUCTURAL BENEFITS OF THE SIMPLIFICATION

1.1 Returns of value

The current structure affects the Company's ability to execute large share buyback programmes at pace as a means of returning value to Shareholders.

Share buybacks

Buybacks of A Shares and/or B Shares are subject to DWT, payable by the Company, under certain circumstances. As the Company will buy back those A Shares or B Shares that have the lowest cost to the Company, after taking into account factors such as market price and any DWT payable on the buyback, the Company has typically only bought back either A Shares or B Shares at any one time, which reduces the number of Shares that can be bought back on any given day. Buybacks of A Shares are currently subject to DWT (payable by the Company) to the extent the A Share price exceeds the capital base per A Share at a grossed-up rate of 17.65 per cent. Buybacks of B Shares are currently not subject to DWT provided the share price is below the capital base per B Share – if the B Share price rises above that level, any amounts paid in excess of that level would attract DWT (payable by the Company) at a grossed-up rate of 17.65 per cent.

Accordingly, the Company's ordinary course buyback programme is currently focused on B Shares only. Given that the safe harbour to the UK Market Abuse Regulation limits the volume of shares which can be repurchased on a qualifying trading venue on any given day to 25 per cent. of the average daily volume on that venue, the Company is restricted in the number of buybacks of B Shares it can undertake. With a single line of Ordinary Shares which will not be subject to DWT considerations, the Company would, within limits approved by Shareholders, have greater flexibility to execute large share buyback programmes more quickly. This is relevant in the context of ordinary course share buybacks, and also when returning proceeds from asset disposals to Shareholders, such as the $7 billion that will be distributed to Shareholders following completion of the recently announced Permian divestment.

10 Shell Shareholder Circular and Notice of General Meeting

1.2 Equity issuances

(A) Equity consideration

Under the current structure, issuing new B Shares which may benefit from the Dividend Access Mechanism requires confirmation from the DRS. It cannot be assumed that such confirmation would be obtained if sought. In 2015 the DRS confirmed that the Company could issue B share consideration when it offered to acquire BG by way of a UK scheme of arrangement, mirroring the manner in which the initial B Shares were issued at the time of Unification. If the Company had implemented the acquisition by way of a takeover offer, that DRS confirmation would not have applied. The Company therefore stated at that time that if it changed the acquisition structure to be a contractual takeover offer, the share consideration would, instead, consist of A Shares. If the DRS were to take the same approach in future, this would limit the Company's flexibility to implement the acquisition of further UK targets by way of a contractual takeover offer in exchange for B Shares (which could put the Company at a competitive disadvantage with respect to a competing UK bidder).

(B) Scrip dividends

If the Company were to offer a scrip dividend alternative to its Shareholders, then only A Shares could be offered under the current structure (because issuing new B Shares which may benefit from the Dividend Access Mechanism requires prior confirmation from the DRS). Holders of B Shares who elect to receive the scrip dividend would receive A Shares, which has DWT implications for certain Shareholders. The Simplification would therefore make any offering of a scrip dividend as simple as it is for the Company's competitors.

(C) Equity raisings

Having A Shares and B Shares complicates raising equity capital due to the different prices at which the A Shares and the B Shares trade and the impact of this on pricing the offer. In raising equity capital (as with other significant corporate actions), the potential for differences in the price of A Shares and B Shares can also lead to trading arbitrage between the two lines. The two lines also add complexity by requiring a decision on whether to raise equity capital through a single line or both. The Simplification would remove this price differential and complexity and therefore provide greater flexibility for the Company to raise equity capital.

1.3 Demergers

Under the current structure, as UK company law and Dutch tax law are not aligned, if the Company wished to demerge a significant asset or business, the most straightforward way to achieve this (by way of a dividend in kind to Shareholders of the shares in the demerged business) would result in a grossed-up DWT cost for the Company. Alternative structures could be used to effect a demerger that is not subject to DWT, such as (i) a UK scheme of arrangement accompanied by a reduction of capital, or (ii) a UK scheme of reconstruction. However, both of these methods can prove complex and time-consuming due to the need to seek court approval for the demerger. In particular, use of the scheme of reconstruction method is uncommon and would come with an increased execution risk. The Simplification would align the company and tax laws applicable to the Company and hence remove the material complexities and uncertainties created by the need to find a structure which is optimal under both UK company law and Dutch tax law.

1.4 Supporting dividends announced on B Shares with UK distributable reserves

The current structure means the Group needs to maintain pools of distributable reserves in each of STT and BG which are sufficient to cover the amount of any dividend announced by the Company on the B Shares so as to allow them to make distributions via the Dividend Access Mechanism.

Before replenishment, these reserves are expected to be sufficient to pay dividends to B Shareholders through the Dividend Access Mechanism for around 10 years at current dividend levels.

However, over the long-term, it may not be possible to sustain sufficient pools of UK distributable reserves, for example if Group dividend levels are materially increased but income generation in STT or BG – directly or indirectly – demonstrates sustained weakness.

Furthermore, the Company's UK distributable reserves may not be sufficient to cover any special dividend on B Shares which it may wish to pay through the Dividend Access Mechanism, for example as the result of disposals.

In addition, the Group's need to maintain sufficient UK distributable reserves as a matter of prudence could prevent the sale of assets from part of the portfolio if such sales might constrain dividend payments for B Shares via the Dividend Access Mechanism which are not subject to DWT. A similar constraint applies to significant internal restructuring of the Group's portfolio. This means that such decisions might not be driven exclusively by value and strategy considerations.

The Simplification removes the restrictions described above and therefore provides the Company with greater flexibility to optimise its structure, businesses and assets in future, including where within the Group assets are owned and how distributions are made to Shareholders (for example, decisions between dividends and share buybacks).

1.5 Differences between A Shares and B Shares for investors

As outlined in the letter from the Board in Part IV of this Circular, the Company's A/B Share Structure is not typical among our competitors and most other global companies, which tend to operate with a single line of shares. Differences between the A Shares and the B Shares are not always well understood, and the complexity of the Company's A/B Share Structure can raise questions from investors. For example, one complication some investors face is establishing the consequences of owning or disposing of either A Shares or B Shares, taking into account price differences between the two lines of shares, their own tax circumstances and the jurisdiction in which they are resident. Moving to a single line of shares will align the Company with its competitors and most other global companies and could make the Company a more attractive investment proposition in the equity capital markets.

Shell Shareholder Circular and Notice of General Meeting 11

PART V

STRUCTURAL BENEFITS AND COSTS OF THE SIMPLIFICATION continued

2. COSTS OF THE SIMPLIFICATION

Certain costs may be incurred by the Company as a result of the Simplification. Those which may be significant are described below. Should any such costs arise, the Company will bear them rather than passing these onto Shareholders.

2.1 Corporate income tax

The Board has been advised that a reasonable estimate of the overall Dutch corporate income tax payable as a result of the move of tax residence is in the range of $0 to $0.4 billion. This represents the net tax payable on gains that may arise in the Netherlands on the move of tax residence after taking into account the utilisation of existing tax losses and other tax attributes at the time of the move of tax residence. Whilst Dutch tax law is clear that a taxable gain may arise on exit, the method of calculating such a gain is undefined. This will therefore be discussed with the DRS. There is a risk that the DRS may take a different position on the interpretation and application of the tax law, and the final outcome, possibly after litigation, may be different. However, the Board has been advised that a material increase beyond the indicated range is not likely to occur.

2.2 Proposed DWT exit tax

A proposed bill has been submitted to the Dutch Parliament introducing a DWT exit tax which is at an early stage of discussion. If enacted in its present form, the proposed bill would impose a DWT exit tax charge on any company that moves its tax residence to a country that does not levy dividend withholding tax, such as the UK, on or after the date on which the proposed bill comes into force.

The Board has considered the proposed DWT exit tax bill and notes the following.

Earlier versions of the proposed bill received negative advice from the Dutch Council of State. It is normal for the Dutch Council of State not to comment on later versions. The timing for any discussion of the proposed bill in the Dutch Parliament is unclear at present and further amendments may be introduced.

In addition, the Board has been advised that even if the proposed bill were to be in force in its present form at the time of the move of tax residence by Shell, it is more likely than not that a tax assessment issued to the Company on the basis of the proposed bill would be held null and void in a Dutch tax court because such an assessment would violate the UK-Netherlands tax treaty. Additionally, the assessment could be challenged under EU law and other international obligations of the Netherlands.

The Board believes that there is therefore considerable uncertainty as to whether the proposed bill will be enacted, when and in what form it would be enacted if it became law and whether any DWT exit tax assessment would be ruled valid. Accordingly, the Board, having considered a range of factors including legal advice, expects that the Company will ultimately not incur any DWT exit tax cost and believes that the benefits of the Simplification outweigh the potential costs, including any DWT exit tax charge, when assessed on a risked basis.

Following approval of the Resolution by Shareholders and completion of the consultation with the Relevant Shell Staff Councils, a final Board decision will be taken as to whether and when to proceed with the Simplification. In taking its final decision as to whether to proceed with the Simplification, the Board will take into account all relevant factors, including any potential costs, based on the latest information available to it.

12 Shell Shareholder Circular and Notice of General Meeting

PART VI

SHAREHOLDER TAXATION

1. GENERAL

1.1 Scope

The following statements are intended as a general guide to the Dutch and UK withholding tax position regarding dividends paid by the Company, as well as the UK stamp duty and SDRT position in respect of the Simplification and of disposing of Ordinary Shares. They are based on current law and practice, which are both subject to change at any time, possibly with retrospective effect. Furthermore, they are not exhaustive and relate only to certain limited aspects of the Dutch and UK tax consequences of the Simplification, and of disposing of Ordinary Shares.

Shareholders should consult their own tax advisers regarding the tax consequences of the Simplification and of disposing of Ordinary Shares.

1.2 Tax consequences of the Simplification for all Shareholders

(A) Withholding tax

After implementation of the Simplification, a holder of Ordinary Shares (including through an ADS) will not be subject to DWT on dividends distributed by the Company, as after implementation of the Simplification the Company will no longer be tax resident in the Netherlands for the purposes of the Dutch Dividend Tax Act 1965.

Furthermore, there will be no UK withholding tax on dividends paid by the Company.

(B) Stamp duty and SDRT

No UK stamp duty or SDRT will be payable by Shareholders or ADS holders in respect of the Simplification.

1.3 Stamp duty and SDRT consequences of disposing of Ordinary Shares for all Shareholders

The following statements are intended as a general guide to the current UK stamp duty and SDRT position, and apply regardless of whether or not a holder of Ordinary Shares is resident in the UK. It should be noted that certain categories of person, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances. A sale of Ordinary Shares will generally be subject to UK stamp duty (if the shares are in certificated form) or SDRT (if the sale is settled through the UK's CREST system of paperless transfers), in either case at the rate of 0.5 per cent. of the amount or value of the consideration.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or under. Stamp duty or SDRT is usually paid or borne by the purchaser. A sale of Ordinary Shares within a clearance service which has not made and maintained a relevant election under section 97A(1) of the Finance Act 1986 (such as Euroclear Nederland) or of ADSs within the ADS depositary receipts system operated by the ADS Depositary will not give rise to an SDRT liability and should not in practice require the payment of UK stamp duty.

In cases where Ordinary Shares are transferred to a connected company (or its nominee), stamp duty or SDRT may be chargeable on the higher of (i) the amount or value of the consideration and (ii) the market value of those Ordinary Shares.

Special rules apply where Ordinary Shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. SDRT or stamp duty may be charged at a rate of 1.5 per cent. on such issue or transfer (with subsequent transfers within the clearance service or transfers of depositary receipts then being free from stamp duty or SDRT). HMRC accepted that this charge was in breach of EU law so far as it applied to new issues of shares or transfers that are an integral part of a capital raising, and no longer seeks to enforce a charge in such circumstances. HMRC's published view is that the 1.5 per cent. SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service or depositary receipt arrangement, although this has been disputed. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are also not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5 per cent. stamp duty or SDRT charge in any circumstances.

2. UNITED KINGDOM

2.1 Scope

The following is a general outline of certain UK taxation implications of the Simplification, and of holding and disposing of Ordinary Shares, for Shareholders who are:

(i) save where expressly stated otherwise, resident (and, in the case of individuals, domiciled) for tax purposes in, and only in, the UK (and to whom split-year treatment does not apply);
(ii) who are the absolute beneficial owners of their Shares; and
(iii) who hold their Shares as an investment (otherwise than through an individual savings account or a pension arrangement).

This outline does not deal with certain types of Shareholders including pension funds, charities, dealers in securities, insurance companies, collective investment schemes, persons who have or could be treated for tax purposes as having acquired their Shares by reason of their employment or as carried interest, and persons subject to UK tax on a remittance basis.

The following paragraphs are intended only as a general guide to current UK law and HMRC's current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, they are not exhaustive and relate only to certain limited aspects of the UK tax consequences of the Simplification, and of holding and disposing of Ordinary Shares.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

Shell Shareholder Circular and Notice of General Meeting 13

14 Shell Shareholder Circular and Notice of General Meeting 2. Tax consequences of the Simplification A UK - resident Shareholder should not be treated as having made a disposal for the purposes of UK capital gains tax (“CGT”) or UK corporation tax on chargeable gains as a result of the Simplification. Instead, the Ordinary Shares should be treated as the same asset, which the Shareholder should be treated as having acquired at the same time, and for the same consideration, as their A Shares or ( a s t h e c a s e ma y be ) B S ha r e s . 3. Tax consequences of holding Ordinary Shares For UK - resident Shareholders, the UK tax consequences of holding and disposing of Ordinary Shares should not differ from the UK tax consequences of holding and disposing of A Shares or B Shares. (A) Shareholders within the charge to UK income tax T h e gene ra l t a x t r e a t men t o f div idend s pai d b y t h e C o m pa n y t o S ha r eholde r s w it hin t h e c ha r g e to U K in c om e t a x o n suc h dividends is as follows: ■ a l l d i v i d e n d s r e c e i v e d b y s u c h a S h a r e h o l d e r w i l l f o r m p a r t o f t h e Shareholder’s total income for income tax purposes and will represent the highest part of that income; ■ a nil rate of income tax applies to the first £2,000 of taxable dividend income received by such Shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise a pp l y t o t h a t d i v i d e nd i n c o m e ; a nd ■ where an individual Shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “ R e l e v a n t D i v i d e nd I n c o m e ” ) w i l l b e s u b j e c t t o i n c o m e t a x : – at the rate of 7.5 per cent., to the extent that the Relevant D i v i d e nd I n c o m e f a ll s b e l o w t h e t h r e s h o l d f o r t h e h i g h e r r a t e o f i n c o m e t a x ; – at the rate of 32.5 per cent., to the extent that the Relevant D i v i d e nd I n c o m e f a ll s a b o v e t h e t h r e s h o l d f o r t h e h i g h e r r a t e of income tax but below the threshold for the additional rate o f i n c o m e t a x ; a nd – at the rate of 38.1 per cent., to the extent that the Relevant D i v i d e nd I n c o m e f a ll s a b o v e t h e t h r e s h o l d f o r t h e ad d i t i o n a l r a t e o f i n c o m e t a x . In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the Shareholder’s total taxable income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the Shareholder’s total income for in c om e t a x pur pos e s . Shareholders should note that on 27 October 2021 , the UK Government confirmed that the rates of dividend tax will increase by 1 . 25 percentage point s f r o m 6 Apr i l 2022 . (B) Shareholders within the charge to UK corporation tax S ha r eholde r s w it hin t h e c ha r g e to U K c or po r a tion t a x whic h a r e “ small companies” (for the purposes of UK taxation of dividends) will not gene r all y b e subjec t to t a x o n div idend s r ecei v e d f r o m t h e C o m pa n y . Other Shareholders within the charge to UK corporation tax will not be subjec t to t a x o n div idend s f r o m t h e C o m pa n y s o lon g a s t h e dividends fall within an exempt class and certain other conditions (including anti - avoidance conditions) are met. An example of such an exempt class of dividends would include dividends paid to a person holding less than 10 per cent. of the issued share capital of the payer (or, if there is more than one class of share, the same class of that share capital in respect of which the distribution is made) and who is entitled to less than 10 per cent. of the profits available for distribution to holders of the same class of share and would be entitled to less than 10 per cent. of the assets available for distribution to holders of that same class of share on a winding - up. (C) N on - UK r e sident S ha r e holder s A non - UK resident Shareholder holding their Ordinary Shares as an investment and not in connection with any trade, profession or vocation carried on through a branch, agency or permanent establishment in the UK and who does not have any other UK source income (other than disregarded income) should not be subject to UK tax in respect of any div idend s pai d b y t h e C o m pa n y . 2.4 Tax consequences of disposing of Ordinary Shares for UK - resident Shareholders (A) Shareholders within the charge to UK CGT A disposal or deemed disposal of Ordinary Shares by a Shareholder who is an individual may give rise to a chargeable gain (or allowable loss) for the purposes of CGT, depending on the circumstances and subject to any available exemption or relief. The CGT annual exemption (which is £ 12 , 300 for individuals for tax year 2021 - 22 ) will be available to exempt any chargeable gain, to the extent it has not already been utilised by the indiv idua l S ha r eholde r . UK CGT will generally be charged at 10 per cent. (for tax year 2021 - 22) to the extent that the total chargeable gains and, generally, total taxable income arising in a tax year, after all allowable deductions (including losses, the income tax personal allowance and the capital gains tax annual exempt amount), fall below the threshold for higher rate of income tax for the tax year. To the extent that any chargeable gains (or part of any chargeable gains) arising in a tax year exceed the threshold for the h i g he r r a t e o f in c om e t a x whe n a g g r e ga te d w it h a n y suc h in c om e (i n t he manner referred to above), CGT will generally be charged at 20 per cent. (for tax year 2021 - 22). (B) Shareholders within the charge to UK corporation tax A disposal or deemed disposal of Ordinary Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK corporation tax (the current rate of which is 19 per cent.), depending on the ci r cum s t anc e s an d subjec t to a n y a v ailable e x e m p tion o r r eli e f . P A R T V I S HA R EHOL D E R T AX A T IO N c on t inued

3. NETHERLANDS

3.1 Scope

The following is a general outline of certain Dutch taxation implications of the Simplification, and of holding and disposing of the Ordinary Shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a Shareholder.

For Dutch tax purposes, a Shareholder may include an individual or entity not holding the legal title to the Shares, but to whom, or to which, the Shares are, or the income from the Shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Shares or on specific statutory provisions. These include statutory provisions attributing Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

This section is intended as general information only. Shareholders should consult their own tax adviser regarding the tax consequences of holding and disposing of Shares.

This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Circular, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

This section does not describe any Dutch tax considerations or consequences that may be relevant where a Shareholder:

(i) is an individual and the Shareholder's income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii) has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

(iii) is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the "CITA"), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA);

(iv) is an investment institution (beleggingsinstelling) as described in Section 28 CITA; or

(v) is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 13 CITA). Generally, a Shareholder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5 per cent. or more of the nominal paid-up share capital in the Company.

3.2 Tax consequences of the Simplification

A Dutch-resident Shareholder should not be treated as having made a disposal for the purposes of Dutch personal income tax or corporate income tax as a result of the Simplification. Instead, the Ordinary Shares should be treated as the same asset, which the Shareholder should be treated as having acquired at the same time, and for the same consideration, as their A Shares or (as the case may be) B Shares.

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Shareholder by reason only of the Simplification.

3.3 Tax consequences of holding and disposing of Ordinary Shares

Other than as described in paragraph 1.2(A) above, for Dutch-resident Shareholders, the Dutch tax consequences of holding and disposing of Ordinary Shares should not differ from the Dutch tax consequences of holding and disposing of A Shares or B Shares.

Taxes on income and capital gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following Shareholders:

(i) individuals who are resident or deemed to be resident in the Netherlands ("Dutch Resident Individuals"); and

(ii) entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands ("Dutch Resident Corporate Entities").

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50 per cent. on any benefits derived or deemed to be derived from the Ordinary Shares, including any capital gains realised on any disposal of the Ordinary Shares, where those benefits are attributable to:

(i) an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

(ii) miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Shell Shareholder Circular and Notice of General Meeting 15

16 Shell Shareholder Circular and Notice of General Meeting P A R T V I S HA R EHOL D E R T AX A T IO N c on t inued Dut c h R e sident Indi v iduals no t en g a g ed or deemed t o be en g a g ed in an ent er pr ise or in misce llaneous a c t i v i t i es Generally, the Ordinary Shares held by a Dutch Resident Individual wh o i s n o t engage d o r deeme d to b e engage d i n a n enter pr ise o r in miscellaneous activities, or who is so engaged or deemed to be engaged but the Ordinary Shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the Ordinary Shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realised, the annual taxable benefit from a Dutch Resident Individual's assets and liabilities taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Ordinary Shares, and the fair market value of these liabilities. The percentage increases: (i) f r o m 1.897 8 pe r cen t . o v e r t h e fir s t €50,00 0 o f suc h positi v e balance; (ii) to 4.5014 per cent. over any excess positive balance between €50,000.0 1 u p to an d inc ludin g €950,000; and (iii) to a maximum of 5.69 per cent. over any excess positive balance o f EU R 950,000.0 1 o r h i g he r . The percentages under (i) to (iii) will be reassessed each year and the amounts under (i) to (iii) will be adjusted for inflation each year. No taxation occurs if this positive balance does not exceed a certain th r e shol d ( h e f fi ngv ri j v er mo gen) . T h e fai r mar k e t v alue o f a ss e t s, inc luding the Ordinary Shares, and liabilities that are taxed under this regime are measured once in each calendar year on 1 January. The tax rate under the regime for savings and investments is a flat rate of 31 per cent. Dut c h R e sident Cor por a t e En t i t i e s Dutch Resident Corporate Entities are generally subject to corporate in c om e t a x a t s t a tu t o r y r a t e s u p to 2 5 pe r cen t . o n a n y bene fi t s der i v ed or deemed to be derived from the Ordinary Shares, including any capital gain s r e alised o n thei r di s po s al. N on - r e sident s of t he N e t herlands The description of certain Dutch tax consequences in this section is only intended f o r t h e f oll o w in g S ha r eholde r s : (i) individuals who are not resident and not deemed to be resident in the Netherlands (“Non - Dutch Resident Individuals”); and (ii) entities that are not resident and not deemed to be resident in the Netherlands (“Non - Dutch Resident Corporate Entities”). N on - Dut c h R e sident Indi v iduals A Non - Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Ordinary Shares, unless: (i) the Non - Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co - entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enter pr ise i s f ull y o r pa r tl y c ar r ie d o n th r ou g h a per manent establishment (vaste inrichting) or a permanent representative (vaste v e r te ge n w oo r d i ger ) i n t h e N e t her land s , to whic h t h e S ha r e s a r e attributable; (ii) the Non - Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Shares, including activities which are beyond the scope of active po r tf oli o i n v e s t men t ac tiv iti e s ; or (iii) the Non - Dutch Resident Individual is entitled to a share – other than by way of securities – in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Shares are attributable. Non - Dutch Resident Corporate Entities A Non - Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Ordinary Shares, other than withholding t a x a s de scr ibe d ab ov e , unl e s s : (i) the Non - Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment or a permanent representative in the Netherlands to whic h t h e S ha r e s a r e a t t r ibu t able ; or (ii) the Non - Dutch Resident Corporate Entity is entitled to a share – other than by way of securities – in the profits of an enterprise or a co - entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Ordinary Shares a r e a t t r ibu t abl e . Under certain specific circumstances, Dutch taxation rights may be restricted for Non - Dutch Resident Individuals and Non - Dutch Resident Corporate Entities pursuant to treaties for the avoidance of double taxation. Dut c h gi f t t a x or inher it ance t a x No Dutch gift tax or inheritance tax is due in respect of any gift of the Ordinary Shares by, or inheritance of the Ordinary Shares on the death o f , a S ha r eholde r , unl e s s : (i) the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the Shareholder; (ii) the Shareholder dies within 180 days after the date of the gift of the Ordinary Shares and was, or was deemed to be, resident in the Netherlands at the time of the Shareholder's death but not at the time of the gift; or (iii) the gift of the Shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled. O t her t a x e s and du ti e s No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the Shareholder by reason only of the purchase, ownership and di s po s a l o f t h e O r dina r y S ha r e s . Residence A Shareholder will not become a resident or deemed resident of the Netherlands by reason only of holding the Shares.

4. UNITED STATES

4.1 Scope

The following is a general outline of certain United States federal income tax implications of the Simplification and of holding and disposing of Ordinary Shares. It applies only to US Shareholders who currently hold the Shares, and will hold the Ordinary Shares, as capital assets for tax purposes. A person is a "US Shareholder" if they are a beneficial owner of an A Share, B Share or Ordinary Share (as applicable), including through ownership of an ADS, and they are for US federal income tax purposes:

(i) a citizen or resident of the United States;
(ii) a corporation, or entity taxable as a corporation, that was created or organised under the laws of the United States or any of its political subdivisions;
(iii) an estate whose income is subject to US federal income tax regardless of its source; or
(iv) a trust if (i) a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; or (ii) the trust has made a valid election under applicable US Treasury regulations to be treated as a US person.

This section does not apply to Shareholders who are a member of a special class of holders subject to special rules, including:

(i) a dealer in securities or currencies;
(ii) a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
(iii) a regulated investment company;
(iv) a real estate investment trust;
(v) a tax-exempt organisation;
(vi) an insurance company;
(vii) a financial institution;
(viii) a person that actually or constructively owns 10 per cent. or more of the voting shares of the Company;
(ix) a person that holds A Shares, B Shares or Ordinary Shares as part of a straddle or a hedging or conversion transaction, or as part of a constructive sale or other integrated financial transaction;
(x) a person who is an investor in a pass through entity (such as a partnership);
(xi) a person who acquires A Shares, B Shares or Ordinary Shares through the exercise of options, or otherwise as compensation, or through a tax-qualified retirement plan;
(xii) a US expatriate;
(xiii) holders of options granted under any benefit plan;
(xiv) a person liable for alternative minimum tax; or
(xv) a person whose functional currency is not the US Dollars.

This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed US Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership or any entity otherwise classified as a partnership for US tax purposes holds A Shares, B Shares or Ordinary Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Any person who is a partner of a partnership or any entity otherwise classified as a partnership for US tax purposes holding the A Shares, B Shares or Ordinary Shares should consult their tax adviser.

This summary does not address the alternative minimum tax, any non-income tax (such as estate or gift taxes) or any state or local tax consequences of the Simplification or of the ownership or disposition of Ordinary Shares.

The material set out in this part does not constitute tax advice. Shareholders are urged to consult their own tax advisers regarding the US federal, state and local and other tax consequences of the Simplification and of owning and disposing of Ordinary Shares in their particular circumstances.

4.2 Tax consequences of the Simplification

US Shareholders will not recognise any gain or loss as a result of the Simplification. The tax basis and holding period of an Ordinary Share held by a US Shareholder as a result of the Simplification will equal the tax basis and holding period of such US Shareholder's corresponding A Share or B Share immediately before the Simplification.

4.3 Tax consequences of holding Ordinary Shares

For US Shareholders, the US tax consequences of holding and disposing of Ordinary Shares should not differ from the US tax consequences of holding and disposing of A Shares or B Shares.

Taxation of distributions

The gross amount of any distribution that a US Shareholder receives with respect to Ordinary Shares generally will be taken into account for US tax purposes on the day on which such US Shareholder receives such distribution.

The tax treatment of the distribution will depend on the amount of the distribution and the amount of the US Shareholder's adjusted tax basis in its Ordinary Shares.

- Distributions will be taxed as ordinary dividends to the extent they do not exceed the Company's current or accumulated earnings and profits ("E&P"), as calculated for US federal income tax purposes.
- The current maximum rate of tax imposed on certain dividends received by non-corporate US Shareholders is 20 per cent., but only if certain holding period requirements are met, the Company is a Qualified Foreign Corporation ("QFC"), and the Company is not and has not been a passive foreign investment company (a "PFIC"), as defined in the Code. The Company believes that it is a QFC, and is not and has not been a PFIC. However, there can be no assurance that the Company will continue to be considered a QFC or that the Company will not be classified as a PFIC in the future. Currently proposed legislation may, if enacted, increase this tax rate. Dividends received by non-corporate US Shareholders may also be subject to an additional tax of 3.8 per cent. on net investment income.

Shell Shareholder Circular and Notice of General Meeting 17

PART VI

SHAREHOLDER TAXATION continued

- Because the Company is not a US corporation, dividends paid on the Ordinary Shares generally will not be eligible for the dividends-received deduction allowable to corporations under the Code.
- To the extent that distributions exceed the Company's current or accumulated E&P but do not exceed the US Shareholder's adjusted tax basis in its Ordinary Shares, such distributions will be treated as a tax-free return of capital. Such distributions will reduce the US Shareholder's adjusted tax basis in its Ordinary Shares on a US Dollar-for-US Dollar basis (thereby increasing any gain or decreasing any loss that will be realised on a future disposition of the Ordinary Shares).
- To the extent that distributions exceed both the Company's current or accumulated E&P and the US Shareholder's adjusted tax basis in the Ordinary Shares, the US Shareholder will be taxed on such excess as if it had recognised gain on the sale or disposition of the Ordinary Shares (see paragraph 4.4 below).

The Company anticipates that dividends on the Ordinary Shares will be announced in US Dollars but the dividend will be distributed in Euros, Pounds Sterling and US Dollars. If dividends are received in Euros and Pound Sterling, the US Shareholder would include in gross income as a dividend the US Dollar value of the amount received, calculated by reference to the exchange rate in effect on the day the US Shareholder receives the dividend.

The Company anticipates that dividends on ADSs will be announced and paid to the ADS Depositary in US Dollars, and holders of ADSs will receive dividend payments in US Dollars from the ADS Depositary. The US holder would include in gross income as a dividend the US Dollar amount received by the ADS Depositary in respect of its ADSs.

Dividends on the Ordinary Shares will be treated as foreign source income for US foreign tax credit purposes. Subject to certain detailed and complex limitations, US Shareholders may elect to claim a foreign tax credit against their US federal income tax liability for non-US tax withheld (if any) from dividends on the Ordinary Shares. US Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for non-US tax withheld (if any), subject to applicable limitations.

4.4 Tax consequences of disposing of Ordinary Shares

As noted above, for US Shareholders the US tax consequences of holding and disposing of Ordinary Shares should not differ from the US tax consequences of holding and disposing of A Shares or B Shares.

A US Shareholder generally will recognise capital gain or loss upon a sale or other disposition of Ordinary Shares equal to the difference between the amount realised on the disposition and such US Shareholder's adjusted tax basis in the Ordinary Shares.

Capital gain realised by corporate and individual taxpayers is generally taxed at the same rate as ordinary income, except that long-term capital gains realised by non-corporate US Shareholders are taxed at a maximum rate of 20 per cent. Currently proposed legislation may, if enacted, increase this tax rate. Capital gains realised by non-corporate US Shareholders on the disposition of Ordinary Shares may also be subject to an additional tax of 3.8 per cent. on net investment income. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition of Ordinary Shares generally should constitute gains or losses from sources within the US.

For cash basis US Shareholders who receive foreign currency in connection with a sale or other taxable disposition of Ordinary Shares, the amount realised will be based on the US Dollar value of the foreign currency received with respect to such Ordinary Shares as determined on the settlement date of such sale or other taxable disposition.

Accrual basis US Shareholders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Ordinary Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the US Internal Revenue Service. Accrual basis US Shareholders that do not elect to be treated as cash basis taxpayers for this purpose may have a foreign currency gain or loss for US federal income tax purposes to the extent of the difference between the US Dollar value of the foreign currency received determined on the date of the sale or other taxable disposition of Ordinary Shares and on the settlement date (whether or not the foreign currency received is converted into US Dollar on that date). Any such foreign currency gain or loss generally will constitute ordinary income or loss from sources within the US and would be in addition to gain or loss, if any, recognised on the sale or other taxable disposition of Ordinary Shares.

A US Shareholder's tax basis in the foreign currency received will equal the US Dollar value on the settlement date. Any foreign currency gain or loss realised by a US Shareholder on a conversion of foreign currency into US Dollar generally will constitute ordinary income or loss from sources within the US and will be in addition to gain or loss, if any, recognised on the sale or other disposition of Ordinary Shares.

4.5 US backup withholding and information reporting

In general, information reporting requirements will apply to payments of dividends on Ordinary Shares and the proceeds of certain sales of Ordinary Shares in respect of US Shareholders other than certain exempt persons (such as corporations). Backup withholding (at a rate of 24 per cent.) will apply to such payments if the US Shareholder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the US Shareholder fails to report in full all dividend and interest income and the US Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder's US federal income tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the US Internal Revenue Service. US Shareholders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of the Ordinary Shares.

4.6 Tax reporting

US individuals that hold certain "specified foreign financial assets" (which include stock or securities issued by a foreign corporation) are generally required to file information reports with respect to such assets with their US federal income tax returns. US Shareholders are urged to consult their own tax advisers regarding the possible implications of this legislation on their investment in the Shares.

18 Shell Shareholder Circular and Notice of General Meeting

PART VII

ADDITIONAL INFORMATION

1. PROPOSED AMENDMENTS TO THE ARTICLES

Set out below is an explanation of the amendments to the Articles to be made pursuant to the Resolution.

Shareholders are encouraged to review the New Articles in their entirety. A copy of the proposed New Articles and a copy of the Articles marked to show all the changes proposed by the Resolution will be available for inspection at Shell Centre, 2 York Road, London, SE1 7LZ, United Kingdom, at the Company's headquarters at Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands and on the Company's website at www.shell.com/gm until the time of the General Meeting, and will also be at the place of the General Meeting from at least 15 minutes prior to the General Meeting until the conclusion of the General Meeting.

The Resolution proposes that the New Articles will be adopted with effect from such time as the Board determines. It is the Company's intention that this will be upon or around the decision of the Board to proceed with the Simplification, following consultation with the Relevant Shell Staff Councils. In making its final decision, the Board will take into account all relevant factors.

1.1 Dividend Access Arrangements relating to the B Shares (Article 5 of the Articles)

The New Articles amend Article 5(E) to make it clear that: (i) following the Simplification, any reference to A Shares or B Shares will be deemed to be a reference to Ordinary Shares; and (ii) Shareholders will not be entitled to a new or replacement share certificate by virtue solely of the fact that their share certificate may refer to A Shares or B Shares in the Company (rather than Ordinary Shares).

1.2 Change of name (Article 5A of the New Articles)

The New Articles would give the Board the authority to change the name of the Company.

1.3 Location of General Meetings (Article 49 of the Articles)

The New Articles delete this Article, which states that the annual general meeting and any other general meeting of the Company will usually be held in the Netherlands (subject to a decision of the Board otherwise). It is not customary to specify the location of general meetings in a company's articles of association and so this Article will not be replaced.

1.4 Headquarters of the Company (Article 79 of the Articles)

The New Articles delete this Article, which requires the Company's headquarters to be in the Netherlands. It is not customary to specify the location of a company's headquarters in its articles of association and so this Article will not be replaced.

1.5 Directors' meetings (Article 103 of the Articles)

The New Articles delete the first sentence of this Article which states that Board meetings will usually be held in the Netherlands. It is not customary to specify the location of board meetings in a company's articles of association and so this provision will not be replaced.

1.6 Definitions

The New Articles make consequential amendments to Article 2 (Definitions) to reflect the other deletions and amendments to the Articles described above.

2. DETAILS OF DIVIDEND ARRANGEMENTS POST-SIMPLIFICATION

Following the Simplification:

(A) the Company will continue to announce its dividends quarterly in US Dollars;

(B) Shareholders will be able to continue to elect to receive their dividends in US Dollars, Euros or Pounds Sterling;

(C) ADS holders will continue to receive their dividends in US Dollars;

(D) absent any valid election to the contrary, persons holding their Shares through Euroclear Nederland will receive their dividends in Euros;

(E) absent any valid election to the contrary, Shareholders (including both Certificate Holders and CREST Members) and persons holding their Shares through the Royal Dutch Shell Corporate Nominee will receive their dividends in Pounds Sterling;

(F) the process to elect for an alternative currency will remain the same and existing currency elections made on Shares held in certificated form or through the Royal Dutch Shell Corporate Nominee will continue to be honoured; and

(G) with the Company's tax residence moved to the UK, dividends paid to Shareholders on their Ordinary Shares will not attract DWT. This means that former holders of A Shares will start to receive their dividends in full as DWT will no longer be withheld on these dividends. Furthermore, these Shareholders will no longer be provided with a tax voucher for these dividends and merely receive a dividend confirmation instead. Former holders of B Shares will start to receive their dividends directly from the Company as these dividends will no longer be paid through the Dividend Access Mechanism.

Shell Shareholder Circular and Notice of General Meeting 19

PART VIII

DEFINITIONS

AEX	means the Amsterdam Exchange Index maintained by Euronext;
A ADSs	means American Depositary Shares issued by the ADS Depositary pursuant to the Deposit Agreement, with each A ADS representing two A Shares;
ADS Depositary	means the depositary or, as the context may require, the custodian acting as nominee or agent for the depositary, from time to time for the A ADSs and the B ADSs, being, at the date of this Circular, JPMorgan Chase Bank, N.A.;
ADSs	means the A ADSs and the B ADSs;
ADS Voting Instruction Form	means the voting instruction form through which ADS holders can direct the ADS Depositary to vote in relation to the General Meeting;
Articles	means the Company's articles of association;
A Shares	means A ordinary shares of €0.07 each in the capital of the Company;
A/B Share Structure	the existing share structure of the Company which comprises two lines of Shares, being the A Shares and B Shares;
B ADSs	means American Depositary Shares issued by the ADS Depositary pursuant to the Deposit Agreement, with each B ADS representing two B Shares;
BG	means BG Group Limited (formerly BG Group plc);
Board	means the board of directors of the Company;
B Shareholders	means the holders of B Shares from time to time;
B Shares	means B ordinary shares of €0.07 each in the capital of the Company;
Certificate Holders	means a Shareholder holding Shares in certificated form;
Circular	means this circular;
Company	means Royal Dutch Shell plc;
CREST	means the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) (including as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), in respect of which Euroclear UK & International Limited is the Operator (as defined in such Regulations);
CREST Member	means a Shareholder holding Shares in uncertificated form;
CSN Voting Instruction Form	means the voting instruction form through which persons holding their Shares in the Royal Dutch Shell Corporate Nominee can direct Equiniti Financial Services Limited to vote in relation to the General Meeting;
Deposit Agreement	means the amended and restated deposit agreement dated November 1, 2018, as amended on April 15, 2021, between the Company, JPMorgan Chase Bank, N.A. and the owners and beneficial owners from time to time of the ADSs issued thereunder;
Dividend Access Mechanism	means the mechanism by which dividends may be paid to Shareholders (including those represented by B ADSs) through the Dividend Access Trust;
Dividend Access Shares	means the redeemable preference shares in the capital of BG and STT held by the trustee of the Dividend Access Trust;
Dividend Access Trust	means the trust in relation to the Dividend Access Shares;
DRS	means the Dutch Revenue Service (*Belastingdienst*), a unit of the Dutch Ministry of Finance (*Ministerie van Financiën*) competent to impose and collect income tax (*inkomstenbelasting*), corporate income tax (*vennootschapsbelasting*) and other miscellaneous taxes;
DWT	means Dutch dividend withholding tax imposed under the Dutch Dividend Tax Act 1965;
EC	means the Executive Committee of the Company;
Euroclear Nederland	means Nederlands Centraal Instituut voor Giraal Effectenverkeer BV;
Euronext	means Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. or, where the context so requires, any successors from time to time;
FTSE	means the Financial Times Stock Exchange Group;
General Meeting	means the general meeting of the Company to be convened in connection with the Simplification and by the Notice of the General Meeting set out in Part IX of this Circular (including any adjournment of it);
Group	means the Company and each of its direct and indirect subsidiaries from time to time (where subsidiary shall have the meaning ascribed to it in the Companies Act 2006);
New Articles	means the new articles of association proposed to be adopted by the Company pursuant to the Resolution;
Ordinary Shares	means ordinary shares in the capital of the Company following the Simplification;
Proxy Form	means the personalised form of proxy through which Shareholders may appoint a proxy or proxies to vote on their behalf in relation to the General Meeting;
Registrar	means Equiniti Limited;

20 Shell Shareholder Circular and Notice of General Meeting

Relevant Shell Staff Council	means *Centrale Ondernemingsraad (COR) van Shell Nederland* (Central Staff Council of Shell Netherlands) or Shell European Works Council (as relevant);
Resolution	means the special resolution to approve the New Articles proposed to be passed by the Shareholders at the General Meeting as set out in the Notice of the General Meeting contained in Part IX of this Circular;
Royal Dutch	means N.V. Koninklijke Nederlandsche Petroleum Maatschappij;
Royal Dutch Shell Corporate Nominee	means the corporate sponsored nominee service for Shareholders provided by Equiniti Financial Services Limited;
SDRT	means UK stamp duty reserve tax;
Share	means a share in the capital of the Company from time to time;
Shareholders	means the holders of Shares from time to time;
Shell Share Plans	means any employees' share schemes (within the meaning given by section 1166 of the Companies Act 2006) operated by the Company over the Shares;
Simplification	means: (A) establishing a single line of shares to eliminate the complexity of Shell's A/B Share Structure; and (B) aligning Shell's tax residence with its country of incorporation in the UK by relocating Board and EC meetings, and the CEO and CFO, to the UK; and consequently changing the Company's name from Royal Dutch Shell plc to Shell plc;
STT	means The Shell Transport and Trading Company Limited (formerly The "Shell" Transport and Trading Company, p.l.c.);
UK	means the United Kingdom of Great Britain and Northern Ireland;
Unification	means the unification of Royal Dutch and STT under the Company, completed on 20 July 2005;
US	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all areas subject to its jurisdiction; and
working day	means a day (other than a Saturday, Sunday or public holiday) when banks are open for business in the City of London (other than for trading and settlement solely in euro) and in The Hague.

Shell Shareholder Circular and Notice of General Meeting 21

PART IX

NOTICE OF GENERAL MEETING

ROYAL DUTCH SHELL PLC

NOTICE IS HEREBY GIVEN that a **GENERAL MEETING** of Royal Dutch Shell plc (the "Company") will be held at Rotterdam Ahoy, Ahoyweg 10, 3084 BA Rotterdam, the Netherlands at 10:00 (Dutch time), 09:00 (UK time) on December 10, 2021 (the "General Meeting"). Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Circular) or by attending and participating in the virtual meeting ("virtually attending"). Details on how to do each of these options is provided on pages 22 to 24.

Given ongoing uncertainty in relation to the Covid-19 pandemic, and bearing in mind the broader public health considerations and for the safety of others, any Shareholders wishing to attend in person must present a Covid-19 certificate via the CoronaCheck app or equivalent for other jurisdictions, and comply with any other Covid-19 measures the venue or the Company may impose. Any Shareholder who fails to present such a certificate, will not be admitted to the General Meeting and will instead be asked to participate in the General Meeting electronically.

For the safety of others, and in line with the government guidance and legislation, please do not attend the General Meeting in person if you are experiencing any of the symptoms connected with Covid-19 or are otherwise required to isolate or quarantine.

The General Meeting is being held for the purposes of considering and, if thought fit, passing the following resolution which shall be proposed as a special resolution:

Resolution – Adoption of New Articles of Association (Special Resolution)

To adopt, with effect from such time as the board of directors of the Company determines, the amended articles of association of the Company as initialled by the Chair for the purposes of identification marked as the New Articles (the "New Articles") in substitution for, and to the exclusion of, all existing articles of association of the Company.

By order of the Board

LINDA COULTER
(Company Secretary)
Royal Dutch Shell plc
November 15, 2021

NOTES:

1. Attendance and appointment of a proxy

If you wish to attend the General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your Shares.

At the time of publication of this notice, it is anticipated that the General Meeting will proceed as a hybrid meeting, with both physical (in person) and virtual attendance available. However, given ongoing uncertainty in relation to the Covid-19 pandemic, and bearing in mind the broader public health considerations and for the safety of others, any Shareholders wishing to attend the General Meeting in person must present a Covid-19 certificate via the CoronaCheck app or equivalent for other jurisdictions, and comply with any other Covid-19 measures the venue or the Company may impose. Any Shareholder who fails to present such a certificate will not be admitted to the General Meeting and will instead be directed to participate in the General Meeting electronically. All references to attendance herein mean both virtual and physical attendance.

Shareholders can exercise their votes by submitting their proxy electronically or by post as soon as possible, and these must be received by no later than 10:00 (Dutch time), 09:00 (UK time), on December 8, 2021. Shareholders who wish to appoint a proxy are recommended to appoint the Chair of the General Meeting as their proxy. In light of the uncertainty around whether any restrictions on attendance may be in place at the time, if a Shareholder appoints someone else as their proxy, that proxy may not be able to attend the General Meeting in order to cast the Shareholder's vote.

Shareholders are encouraged to vote electronically using the relevant reference numbers printed on your proxy form as explained below.

Furthermore, please note that if any circumstances change, including if legislation is introduced in response to the spread of Covid-19, the Company reserves the right to act upon changes which may be relevant for the purpose of the General Meeting. To the extent the Company does make changes to the arrangements set out in this document, it will communicate these to Shareholders and the market via a regulatory information service and the Company's website.

There are several ways in which the Company's Shares or an interest in those Shares can be held. These include:
- directly as registered Shares in certificated or uncertificated form in a Shareholder's own name;
- indirectly through Euroclear Nederland (via banks or brokers);
- through the Royal Dutch Shell Corporate Nominee;
- through another third-party nominee or intermediary company; or
- as a direct or indirect holder of ADSs with the ADS Depositary (JPMorgan Chase Bank, N.A.).

22 Shell Shareholder Circular and Notice of General Meeting

Any person to whom this notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights ("nominated persons") does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered Shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered Shareholder as to the exercise of voting rights.

If two or more Shareholders jointly hold Shares in the Company, each Shareholder may, attend, speak and vote at the General Meeting, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

2. Shareholders with registered Shares in their own name or persons holding their Shares through the Royal Dutch Shell Corporate Nominee

Registered holders of Shares or persons who hold their Shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the General Meeting.

Entitlement to attend and vote at the General Meeting will be determined by reference to the Company's register of members. In order to attend and vote at the General Meeting, a person must be entered on the register of members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time), on December 8, 2021. A Shareholder's voting entitlement will depend on the number of Shares held at that time. If the General Meeting is adjourned, such entitlement is determined by reference to the register of members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two days (excluding non-working days) before the date of the adjourned General Meeting.

A Shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and to attend and speak at the General Meeting. A Shareholder may appoint more than one proxy in relation to the General Meeting, provided each proxy is appointed to exercise the rights attached to a different Share or Shares held by that Shareholder. A proxy need not also be a Shareholder. Proxy Forms and, for participants in the Royal Dutch Shell Corporate Nominee, CSN Voting Instruction Forms, must reach the Company's Registrar no later than 10:00 (Dutch time), 09:00 (UK time), on December 8, 2021. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or CSN Voting Instruction Form may still attend the General Meeting and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the General Meeting.

If a Shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 085 4975 (UK) or +44 (0)800 085 4975 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the Shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the Shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of Shares in relation to which each proxy is authorised to act. If a Shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any Share.

If a Shareholder does not specify how he or she wants the proxy to vote on the resolution, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the General Meeting.

If Shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Royal Dutch Shell Corporate Nominee will not cast the votes attached to such Shares.

3. Persons holding their Shares through Euroclear Nederland (via banks or brokers)

Persons holding their Shares through Euroclear Nederland via banks and brokers are not included in the Company's register of members – such Shares are included in the register of members under the name of Euroclear Nederland.

If persons who hold their Shares through Euroclear Nederland wish to: (i) attend the General Meeting; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the General Meeting, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the Shares at no later than 10:00 (Dutch time), 09:00 (UK time), on December 8, 2021. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Persons holding their Shares through Euroclear Nederland and who indicate they wish to attend the General Meeting will not receive an Admittance Card. They will therefore be asked to identify themselves at the General Meeting using a valid passport, identity card or driving licence.

4. Persons holding their Shares through third party agents or nominees (other than the Royal Dutch Shell Corporate Nominee)

If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attached to those Shares and/or how to attend the General Meeting.

5. Holders of American Depositary Shares (ADSs)

Registered ADS holders who wish to attend the General Meeting or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JPMorgan Chase Bank, N.A.

Those who hold their ADSs beneficially through a bank or broker and wish to attend the General Meeting or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JPMorgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the General Meeting will not receive an Admittance Card and will therefore be asked to identify themselves at the General Meeting using a valid passport, identity card or driving licence.

6. Corporate representatives

Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same Shares.

Shell Shareholder Circular and Notice of General Meeting 23

PART IX
NOTICE OF GENERAL MEETING continued

7. General Meeting webcast

If you are unable to attend the General Meeting in person, you can watch the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time), on the day of the General Meeting. Shareholders who wish to follow the General Meeting via the webcast should go to www.shell.com/gm/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike virtually attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast.

The webcast may include the question and answer sessions with Shareholders present at the General Meeting, as well as background shots of those present in the auditorium.

8. Virtually attending the General Meeting

Shareholders who wish to register to virtually attend and participate (including by voting) in the General Meeting should go to https://web.lumiagm.com and refer to the instructions in the back of this Notice.

9. Electronic voting and proxy appointment

Registered Shareholders and those who hold their Shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

- this method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all Shareholders and those who use it will not be disadvantaged;
- this facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the General Meeting and vote on behalf of the Shareholder;
- no special software is required in addition to internet access;
- to register on the website www.sharevote.co.uk, it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or on your Notice of Availability. These numbers are unique to the particular holding and the General Meeting and contain special security aspects to prevent fraudulent replication;
- in the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form;
- an electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus;
- the final time for receipt of proxies is 10:00 (Dutch time), 09:00 (UK time), on December 8, 2021. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time; and
- if two valid Proxy Forms or Voting Instruction Forms are received from the same Shareholder before the relevant closing time, the one last received will be counted.

10. CREST electronic proxy appointment

CREST Members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST Members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST Members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST Members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

11. Shareholders' right to ask questions

The Company will be accepting Shareholders' questions at the General Meeting from those attending. Specific directions on how to ask a question for those attending virtually will be provided once you have accessed the meeting via https://web.lumiagm.com.

The Company must cause to be answered any question taken at the General Meeting relating to the business being dealt with at the General Meeting but no such answer need be given if:

- to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information;
- the answer has already been given on a website in the form of an answer to a question; or
- it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

24 Shell Shareholder Circular and Notice of General Meeting

12. Other

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/gm.

Any electronic address in this Notice or any related documents (including the Proxy Form) may not be used to communicate with the Company for any purposes other than those expressly stated.

The total number of Royal Dutch Shell plc ordinary shares in issue as at November 11, 2021, is 7,723,407,059 Shares (being 4,101,239,499 A Shares and 3,622,167,560 B Shares), and 50,000 sterling deferred shares. The A Shares and the B Shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no Shares in treasury.

The following documents will be available for inspection during normal business hours at Shell Centre, 2 York Road, London, SE1 7LZ, at the Company's headquarters at Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands, and www.shell.com/gm until the time of the General Meeting and will also be at the place of the General Meeting from at least 15 minutes prior to the General Meeting and until the conclusion of the General Meeting:

- a copy of the new articles of association of the Company being proposed in the Resolution; and
- a copy of the articles of association of the Company, marked to show all the changes proposed by the Resolution.

Shareholders should note, however, that these documents will not remain available for inspection at the Company's registered office after the date of the General Meeting.

The General Meeting will be conducted in English.

13. Attendance arrangements

Location, date and time

The General Meeting will be held at Rotterdam Ahoy, Ahoyweg 10, 3084 BA Rotterdam, the Netherlands on Friday December 10, 2021 at 10:00 (Dutch time), 09:00 (UK time). Registration is open from 09:00 (Dutch time).

How to ask a question

Attending in person

There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and it is suggested that you sit in this area should you wish to raise a question.

Attending virtually

Only those Shareholders that virtually attend the meeting via https://web.lumiagm.com will be able to participate in the question and answer session. Specific details on how to ask a question will be provided once you have access to the General Meeting, on December 10, 2021.

Voting

The Resolution for consideration at the General Meeting will be decided by way of a poll rather than a show of hands. This means that a Shareholder has one vote for every Share held. It reflects the Company's established practice and ensures that Shareholders, including Shareholders who are not able to come to the General Meeting in person, have their votes taken into account. Poll cards will be distributed at the General Meeting for the purposes of voting.

Refreshments

Tea and coffee will be served before the General Meeting.

How to get there

Airport connections

Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl/en/) is the nearest international airport to Rotterdam Ahoy. However, many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

Plan your route

Please go to https://www.ahoy.nl/bereikbaarheid where you can plan your route to the Rotterdam Ahoy by public transport, by car or by bike. A map of the venue and information on parking is also provided. Information is provided in Dutch and in English.

Shareholders with special needs

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the General Meeting.

Security

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the General Meeting.

Photography

We may arrange for photographs to be taken throughout the premises for the duration of the General Meeting. These will be kept in the Company's photo library. These photographs may be used in future publications online or in print. If you attend the General Meeting in person, you may be included in photographs, the virtual meeting or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. A copy of the Company's Privacy Notices can be found on our website at www.shell.com/privacy.

Shell Shareholder Circular and Notice of General Meeting 25

HOW TO JOIN THE MEETING VIRTUALLY

MEETING ID: 118-215-874

MEETING ACCESS

To access the meeting:

(a) Visit **https://web.lumiagm.com** on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

You will be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(b) **Shareholder Reference Number (SRN);** and

(c) **PIN (being the first two and last two digits of your SRN).**

Your personalised SRN is printed on your proxy form. If you are unable to access your SRN and PIN, please contact the company's registrar, Equiniti Limited, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact Equiniti before 09:00 (UK Time) on Thursday December 9, 2021 at hybrid.help@equiniti.com for your unique SRN and PIN.


LUMI
LUMI



BROADCAST

If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started.



VOTING

Once the voting has opened at the start of the General Meeting, the polling icon will appear on the navigation bar. From here, the resolution and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Once the Chair has opened voting, you can vote at any time during the meeting until the chair closes the voting on the resolution. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open.



QUESTIONS

Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the General Meeting once you are logged into the Lumi platform.

Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

If you are unable to access your SRN and PIN, please contact our registrar, Equiniti Limited, at hybrid.help@equiniti.com or call between 08:30 and 17:30 Monday to Friday (excluding UK public holidays) on 0800 085 4975 (UK) or +44 800 085 4975 if you are calling from outside the UK. Calls from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide advice on the merits of the resolution set out in the Notice of General Meeting or give any financial, legal or tax advice.

Requirements

An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast

The live webcast will include the question and answer sessions with virtually attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

26 Shell Shareholder Circular and Notice of General Meeting

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